                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Aames Financial Corporation
               --------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.001
               --------------------------------------------------
                         (Title of Class of Securities)


                                    00253A 2
               --------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Capital Z Management, Inc.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 898-8700

                                    Copy to :

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 23, 1998
               --------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                                  SCHEDULE 13D


-------------------------------                             --------------------
CUSIP No. 00253A 2                                          Page 2 of 19 Pages
-------------------------------                             --------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Capital Z Financial Services Fund II, L.P.
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [_]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         -0-
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,320,519
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             -0-
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         -0-
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,320,519
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      1(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-------------------------------                             --------------------
CUSIP No. 00253A 2                                          Page 3 of 19 Pages
-------------------------------                             --------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Capital Z Partners, L.P.
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [_]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
---- ---------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         -0-
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,320,5191
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             -0-
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         -0-
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,320,519
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


1 Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P.

                                  SCHEDULE 13D


-------------------------------                             --------------------
CUSIP No. 00253A 2                                          Page 4 of 19 Pages
-------------------------------                             --------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Capital Z Partners, Ltd.
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

     ---------------------------------------------------------------------------
----
 4   SOURCE OF FUNDS*

     Not Applicable
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         -0-
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,320,5192
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             -0-
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         -0-
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,320,519
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


1 Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P.

                                  SCHEDULE 13D


-------------------------------                             --------------------
CUSIP No. 00253A 2                                          Page 5 of 19 Pages
-------------------------------                             --------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Capital Z Management, Inc.
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [_]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         1,250,000
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             -0-
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             1,250,000
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         -0-
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     1,250,000
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Shares, par value $0.001 per share (the "Common Stock"), of Aames Financial Corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 2 California Plaza, 350 South Grand Avenue, Los Angeles, California 90071.

Item 2.  Identity and Background.

         (a) This Statement is hereby filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd."), and Capital Z Management, Inc., a Bermuda corporation ("Cap Z Management"). Capital Z, Cap Z L.P., Cap Z Ltd. and Cap Z Management are sometimes hereinafter collectively referred to as the "Reporting Persons."

         (b) - (c)

         CAPITAL Z

         Capital Z is a Bermuda limited partnership formed to invest in securities of financial services entities. The principal business address of Capital Z, which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Capital Z, is set forth below.

         CAP Z L.P.

         Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Capital Z Fund II. The principal address of Cap Z L.P., which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

         CAP Z LTD.

         Cap Z Ltd. is a Bermuda corporation, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. is set forth below.
         CAP Z MANAGEMENT

         Cap Z Management is a Bermuda corporation, the principal business of which is performing investment management services for Capital Z and its portfolio companies. The principal address of Cap Z Management, which also serves as its principal office, is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005. The name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Management are as follows:


                                                                PRINCIPAL OCCUPATION OR
       NAME                     BUSINESS ADDRESS                        EMPLOYMENT
---------------------    ---------------------------------      ------------------------

Steven M. Gluckstern     One Chase Manhattan Plaza, 44th        Chairman of the Board of
                         Floor, New York, New York 10005        Directors of Capital Z
                                                                Management, Inc. and
                                                                Capital Z Partners, Ltd.

Robert A. Spass          One Chase Manhattan Plaza, 44th        Deputy Chairman of the
                         Floor, New York, New York 10005        Board of Directors of
                                                                Capital Z Management,
                                                                Inc. and Capital Z
                                                                Partners, Ltd.

Laurence W. Cheng        One Chase Manhattan Plaza, 44th        President and a Director
                         Floor, New York, New York 10005        of Capital Z Management,
                                                                Inc. and Capital Z
                                                                Partners, Ltd.

Bradley E. Cooper        One Chase Manhattan Plaza, 44th        Senior Vice President
                         Floor, New York, New York 10005        and a Director of
                                                                Capital Z Management,
                                                                Inc. and Capital Z
                                                                Partners, Ltd.

Mark K. Gormley          One Chase Manhattan Plaza, 44th        Senior Vice President
                         Floor, New York, New York 10005        and a Director of
                                                                Capital Z Management,
                                                                Inc. and Capital Z
                                                                Partners, Ltd.

Adam M. Mizel            One Chase Manhattan Plaza, 44th        Senior Vice President
                         Floor, New York, New York 10005        and a Director of
                                                                Capital Z Management,
                                                                Inc. and Capital Z
                                                                Partners, Ltd.

Paul H. Warren           One Chase Manhattan Plaza, 44th        Senior Vice President
                         Floor, New York, New York 10005        and a Director of
                                                                Capital Z Management,
                                                                Inc. and Capital Z
                                                                Partners, Ltd.

Scott M. Delman          One Chase Manhattan Plaza, 44th        Senior Vice President
                         Floor, New York, New York 10005        and a Director of
                                                                Capital Z Management,
                                                                Inc. and Capital Z
                                                                Partners, Ltd.

David A. Spuria          One Chase Manhattan Plaza, 44th        General Counsel and
                         Floor, New York, New York 10005        Secretary of Capital Z
                                                                Management, Inc. and
                                                                Capital Z Partners, Ltd.




                                  Page 8 of 19





Roland V. Bernardon      One Chase Manhattan Plaza, 44th        Chief Financial Officer
                         Floor, New York, New York 10005        and Treasurer of Capital
                                                                Z Management, Inc. and
                                                                Capital Z Partners, Ltd.


         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

        As more fully described in Item 4 below, on December 23, 1998 Capital Z entered into a Management Voting Agreement (the "Voting Agreement") with Cary H. Thompson and Neil B. Kornswiet (collectively, the "Shareholders"), stockholders and senior executive officers of the Company. The Voting Agreement was executed as an inducement to Capital Z to enter into the Agreement (as defined below).

         As more fully described in Item 4 below, pursuant to the Agreement (as defined below), on January 4, 1999, Cap Z Management received a warrant to purchase 1.25 million shares of Common Stock.

         No separate funds or other consideration were paid or given for the beneficial ownership which is the subject of this Subject 13D.

Item 4.  Purpose of Transaction.

         On December 23, 1998 the Company and Capital Z executed a Preferred Stock Purchase Agreement (the "Agreement") pursuant to which Capital Z will make an equity investment in the Company of up to $100 million, at a per share purchase price equal to the equivalent of $1.00 per share of Common Stock. The Agreement provides, among other things, for (i) the purchase by Capital Z of Series B Convertible Preferred Stock of the Company and Series C Convertible Preferred Stock of the Company in a private placement transaction (the "Initial Closing"); and (ii) after the Initial Closing and completion of a recapitalization described below, an offering (the "Rights Offering") to the Company's stockholders of non-transferable rights to purchase up to $25 million of Series C Stock Convertible Preferred Stock of the Company for which Capital Z would act as a standby purchaser.

         Following the completion of the initial investment and subject to the receipt of stockholder approval of a recapitalization to increase the Company's authorized common and preferred stock (together with a split to be effected with respect to the preferred stock to be purchased by Capital Z, the "Recapitalization"), the stockholders of the Company will have the opportunity to purchase shares of Series C Stock Convertible Preferred Stock of the Company for an aggregate purchase price of $25 million. Capital Z will act as standby purchaser with respect to the Rights Offering, will purchase all shares of Series C Stock Convertible Preferred Stock of the Company that are not purchased by the Company's stockholders at the same per share purchase price offered to the stockholders. On January 4, 1999, Cap Z Management received, in consideration of the standby commitment made by Capital Z with respect to the Rights Offering, a warrant (the "Warrant") to purchase
1.25 million shares of Common Stock at an exercise price of $1.00 per share. At the Initial Closing, the Company will issue to Capital Z (or its designee) a warrant to purchase up to 3 million shares of Common Stock at an exercise price of $1.00 per share, which will become exercisable if the Recapitalization is not consummated before June 30, 1999.

         The Initial Closing is subject to conditions including, but not limited to, the receipt of certain regulatory approvals and third party consents, the truth and accuracy of all representations and warranties, full compliance with the terms of the Agreement, and compliance with all of the provisions of the ancillary documents to the Agreement.

         At the Initial Closing, the Company's board of directors will be reconstituted to have nine members, and nominees of Capital Z will constitute five members of the board.

         Following the completion of the transactions contemplated by the Agreement, Capital Z would hold Preferred Stock representing 57.2% of the combined voting power of the Company if all shares offered in the Rights Offering are purchased by common stockholders and 76.3% of the combined voting power of the Company if none of the shares offered in the Rights Offering are purchased by the common stockholders, in each case without giving effect to a new stock option plan covering approximately 14,000,000 shares of common stock to be in effect after the Initial Closing, subject to consummation of the Recapitalization.

         On December 23, 1998, Capital Z and the Shareholders entered into the Voting Agreement. Under the terms of the Voting Agreement each of the Shareholders agreed to vote all shares of Common Stock owned by such shareholder in favor of the Recapitalization and against any matter that would partially or wholly prevent or impede any of the transactions contemplated by the Agreement. In the event that the Recapitalization is not consummated prior to June 30, 1999, each of the Shareholders is obligated to vote all shares of Common Stock owned by such Shareholder as directed by the Board of Directors on all matters submitted to the shareholders of the Company other than the election of directors. Furthermore, the Shareholders agreed not to transfer any Common Shares which they owned prior to the consummation of the transactions contemplated by the Agreement.

         On December 23 1998, Capital Z and the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") under which Capital Z (and certain other investors which may acquire the Company's securities) have demand and piggy-back registration rights with respect to their securities.

         The foregoing descriptions of the Agreement, the Voting Agreement, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to the Agreement, the Voting Agreement, the Warrant and the Registration Rights Agreement, which are attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 respectively, and are incorporated herein by reference.

         Except as set forth above, none of the Reporting Entities has any plans or proposals which relate to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)      Capital Z

                  As a result of the execution of the Voting Agreement, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,320,519 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 32,265,763 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 10.3% of the outstanding shares of Common Stock.*


----------

* The Reporting Persons disclaims any beneficial ownership of the shares of Common Stock reported herein.

                  CAP Z L.P.

                  In its capacity as the sole general partner of Capital Z, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,320,519 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 32,265,763 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 10.3% of the outstanding shares of Common Stock.*

                  CAP Z LTD.

                  In its capacity as the sole general partner of Cap Z L.P., the sole general partner of Capital Z, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,320,519 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 32,265,763 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 10.3% of the outstanding shares of Common Stock.*

         CAP Z MANAGEMENT

         Capital Z Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,250,000 shares of Common Stock, which based on calculations made in

----------

* The Reporting Persons disclaims any beneficial ownership of the shares of Common Stock reported herein.

accordance with Rule 13d-3(d) of the Exchange Act and there being 32,265,763 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 0.4% of the outstanding shares of Common Stock.

         (b)

         CAP Z FUND II

    1.   Sole power to vote or to direct the vote                     -0-
    2.   Shared power to vote or to direct the vote                   3,320,519
    3.   Sole power to dispose or to direct the disposition           -0-
    4.   Shared power to dispose of or to direct the disposition      -0-


         CAP Z L.P.

    1.   Sole power to vote or to direct the vote                     -0-
    2.   Shared power to vote or to direct the vote                   3,320,519
    3.   Sole power to dispose or to direct the disposition           -0-
    4.   Shared power to dispose of or to direct the disposition      -0-


         CAP Z LTD.

    1.   Sole power to vote or to direct the vote                     -0-
    2.   Shared power to vote or to direct the vote                   3,320,519

    3.   Sole power to dispose or to direct the disposition           -0-
    4.   Shared power to dispose of or to direct the disposition      -0-


         CAP Z MANAGEMENT

    1.   Sole power to vote or to direct the vote                     1,250,000
    2.   Shared power to vote or to direct the vote                   -0-
    3.   Sole power to dispose or to direct the disposition           1,250,000
    4.   Shared power to dispose of or to direct the disposition      -0-


         Information with respect to the securities owned by Messrs. Thompson and Kornswiet may be found in their respective Schedule 13D filings.

         (c) Except as set forth herein or in the Exhibits filed herewith, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         Except as described above in Item 4 (which is incorporated herein by reference), there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

1. Preferred Stock Purchase Agreement, dated as of December 23, 1998, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P.

2. Registration Rights Agreements, dated as of December 23, 1998, among Capital Z Financial Services Fund II, L.P., and Aames Financial Corporation.

3. Management Voting Agreement, dated as of December 23, 1998, among Capital Z Financial Services Fund II, L.P., and Cary Thompson and Neil Kornswiet.

4.   Warrant, dated as of January 4, 1999.

5.   Joint Filing Agreement, dated as of January 4, 1999.

                                    SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 1999

                                 CAPITAL Z FINANCIAL SERVICES
                                 FUND II, L.P., a Bermuda limited partnership

                                 By: Capital Z Partners, L.P., a Bermuda
                                     limited Partnership, its General Partner

                                 By: Capital Z Partners, Ltd., a Bermuda
                                     corporation, its General Partner

                                 By:/s/ David A. Spuria
                                    -------------------
                                    Name:David A. Spuria
                                    Title:General Counsel



                                 CAPITAL Z PARTNERS, L.P.,
                                 a Bermuda limited partnership

                                 By: Capital Z Partners, Ltd., a Bermuda
                                     corporation, its General Partner

                                  By:/s/ David A. Spuria
                                     -------------------
                                    Name:David A. Spuria
                                    Title:General Counsel



                                 CAPITAL Z PARTNERS, LTD.,
                                 a Bermuda corporation

                                 By:/s/ David A. Spuria
                                    -------------------
                                    Name:David A. Spuria
                                    Title:General Counsel



                                 CAPITAL Z MANAGEMENT, INC.,
                                 a Bermuda corporation

                                 By:/s/ David A. Spuria
                                    -------------------
                                    Name:David A. Spuria
                                    Title:General Counsel

                                 EXHIBIT INDEX

Exhibit No.    Title
-----------    -----

99.1 Preferred Stock Purchase Agreement, dated as of December 23, 1998, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P.

99.2           Registration Rights Agreements, dated as of December 23,
               1998, among Capital Z Financial Services Fund II, L.P., and Aames Financial Corporation.

99.3 Management Voting Agreement, dated as of December 23, 1998, among Capital Z Financial Services Fund II, L.P., and Cary Thompson and Neil Kornswiet.

99.4           Warrant, dated as of January 4, 1999.

99.5           Joint Filing Agreement, dated as of January 4, 1999.

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